Exhibit 99.2

Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this report.

Overview of the Company

We are a SaaS and PaaS provider committed to helping enterprises and other organizations digitally transform their operations using our cloud-based SaaS product and PaaS platform to develop, use, and control business applications without the need to purchase complex IT infrastructure. Our PaaS platform and SaaS product enhance transaction-related activities and operational activities, such as transaction processing, data integration, workflow management and digital service delivery, and provide customers, including enterprises in the fast-moving consumer goods and retail sectors, government agencies and religious organizations, with a comprehensive, real-time view of their operations across multiple interfaces, enabling them to make critical operational decisions anytime and anywhere.

We believe our Company is uniquely positioned to meet the need of enterprises and other organizations in Mainland China. In particular, we specialize in supporting customers with high volume IT update requirements. We provide customized, comprehensive, fast-deployment digital solutions that unify various aspects of operations through system integration, cross-channel data integration, and a rich set of digital capabilities that encompass mobile applications, social media, and web-based applications.

Since our inception in 2018, we have achieved significant product and customer milestones. Within two years, we launched the interface engine, settlement engine, integration engine, and our own PaaS platform, Youxin Cloud, and started collaborating with large brands. We continued to develop Youxin Cloud. All of our professional service customers have also been payment channel customers. Typically, our customers first execute our one-year contracts for professional services. Under the professional services contract, we would develop the customized CRM system for the customer’s use.

On October 29, 2025, we completed the acquisition of 51% of the equity interests in Celnet Technology Co., Ltd. (“Celnet”), a provider of information integration and management solutions for businesses and one of the largest Salesforce.com partners in China, which was incorporated on April 19, 2012. Celnet primarily provides customer relationship management (“CRM”) consulting, implementation, customization and development services based on cloud computing technologies. Its revenue is mainly generated from (i) CRM system development and implementation services, (ii) data and workflow migration services, (iii) Staff outsourcing service, (iv) operations and maintenance services, and (v) other technology-related services. Celnet primarily serves enterprise customers undergoing digital transformation across industries including retail, consumer products, manufacturing, real estate and professional services.

Our total revenues increased by $1,537,241 or 444%, from $346,013 for the six months ended March 31, 2025, to $1,883,254 for the six months ended March 31, 2026. This increase was primarily attributable to the acquisition of Celnet’s results of operations following the completion of the Acquisition on October 29, 2025, together with the gradual growth from our customized CRM system development services. The gradual expansion of collaboration with business partners has enabled the Company to gain broader recognition of the value of its third-generation PaaS platform among CRM customers, leading more of them to pay for our services. With our ongoing implementation and enhancement of continuously evolving PaaS platform and our ongoing efforts to increase partners and new customers using our PaaS platform, we continue to anticipate revenue growth as new partners and customers purchase licenses and professional services for our PaaS platform. As of March 31, 2026, the Company continued to advance the development of its PaaS platform from third to fifth-generation, incorporating an AI-powered digital enablement solution (“AI + PaaS”), and continued to enhance its functionality and performance based on customer feedback and evolving market demand.

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In addition, the Company conducted pre-commercialization and market development activities with respect to its fifth-generation AI-powered PaaS platform (“AI + PaaS”), including strengthening relationships with partners, prospective customers and government agencies. The Company also continued to invest in research and development of AI-enabled digital solutions and pursued strategic collaborations with government agencies and industry partners to support the adoption of AI technologies and digital transformation initiatives. Because of the business model for PaaS systems with less personnel requirement, the Company does not currently intend to significantly increase its employee headcount to support anticipated customer demand and believes its existing workforce is sufficient for the foreseeable future. The Company further believes that its expanding collaboration with partners, customers, government agencies, and industry partners will continue to support its long-term business growth.

We are a holding company incorporated on October 21, 2022 under the laws of the Cayman Islands. Our operating subsidiary in the PRC, Guangzhou Youxin Technology Co., Ltd., was founded on March 12, 2018. Our company has no substantial operations other than holding all of the outstanding share capital of Youxin Cloud (BVI) Ltd, which was established under the laws of the British Virgin Islands on November 10, 2022. Youxin Cloud (BVI) Ltd is also a holding company holding all of the outstanding share capital of Youxin Cloud (HK) Limited which was incorporated on December 13, 2022 under the laws of Hong Kong. Youxin Cloud (HK) Limited is a holding company holding all of the equity of Hainan Youxin Mutual Enterprise Management Co., Ltd., a wholly foreign-owned enterprise in Mainland China, or WFOE, which was incorporated on February 17, 2023 under the laws of the PRC. The WFOE holds all of the equity of Guangzhou Youxin Technology Co., Ltd. and has acquired 51% of the equity interest of Celnet on October 29, 2025. Celnet is one of the largest platinum partners of Salesforce in China, which was incorporated on April 19, 2012. Our Class A Shares are shares of Youxin Technology Ltd, our Cayman Islands holding company.

Historical Timeline

●	March 12, 2018: We commenced operations through Guangzhou Youxin Technology Co., Ltd. (“Guangzhou Youxin”).

●	June 30, 2020: Shareholders Shaozhang Lin, Jinhou Sun, Weizhao Feng transferred their combined 100% shares in Guangxi Yousen Network Technology Co., Ltd. (“Guangxi Yousen”) to Guangzhou Youxin.

●	October 21, 2022: Youxin Technology Ltd (“Youxin Technology” or “Youxin Cayman”) was established as our offshore holding company to facilitate financing and offshore listing.

●	November 10, 2022: Youxin Cloud (BVI) Ltd (“Youxin BVI”) was established and is wholly owned by Youxin Technology.

●	November 17, 2022: Guangzhou Youxin disposed its subsidiary Guangxi Yousen.

●	December 13, 2022: Youxin Cloud (HK) Limited. (“Youxin HK”) was established and is wholly owned by Youxin BVI.

●	February 17, 2023: Hainan Youxin Mutual Enterprise Management Co., Ltd. (“YXHW” or “WFOE”) was established as a wholly foreign-owned enterprise in the PRC and is wholly owned by Youxin HK.

●	April 28, 2023: the former shareholders transferred their 100% ownership interest in Guangzhou Youxin to WFOE.

●	October 29, 2025: WFOE successfully acquired 51% of the equity interest of Celnet.

Our Strategies

The key elements of our growth strategy include the following, which we believe will enable us to achieve greater growth and strengthen our market position:

Optimizing PaaS platform and SaaS service

We have fostered strong loyalty with existing customers as a result of the high-quality customized PaaS platform services and solutions we offer, as well as our ability to deliver tangible value to customers by effectively addressing their specific operational needs. We intend to leverage the technologies and knowledge gained from creating customized platforms for our clients to create products that are approximately 90% standardized to meet the needs of a broad range of customers in China while also allowing for additional customization to meet the unique demands of any client. By doing so, we anticipate the ability to offer products that offer a customized level of service at an affordable cost.

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Continue to Invest in Infrastructure and Technology

Our cloud platform relies heavily on infrastructure and technology. We allocate a substantial portion of our operating expenses to research and development, including upgrading our infrastructure, improving our cloud technology and developing new products and solutions. We incurred research and development expenses of $341,420 and $140,261 for the six months ended March 31, 2026 and 2025, respectively. We intend to continue investing in our infrastructure to provide higher-quality cloud services and improve operation efficiency. Our leadership in technology is built by our highly innovative and dedicated research and development staff. As of March 31, 2026 and 2025, our research and development team    consisted of 12 and 15 staff members, respectively. The decrease reflected our efforts to optimize our team structure and allocate more personnel resources to product commercialization and market development in line with our business priorities. As a technology-driven cloud service provider, we want to improve our research and development activities to enhance our technological capabilities to provide a suite of software products that can be delivered rapidly, affordably, flexibly, and iteratively to address the needs of customers in China.

Enhance Our Strategic Partner Ecosystem

We value the cooperation with our strategic partners and seek to further enhance our strategic partner ecosystem. Our SaaS product and PaaS platform are delivered on a public cloud platform, and we need our vendors to work with us to meet customers’ individualized requirements. Our current strategic partners include Beijing Jiujiatong Technology Co., Ltd. for SMS service, Alibaba Cloud for cloud storage, Bluelinksys for implementation services and Tencent Cloud Computing Beijing Co., Ltd. for network services. We intend to form additional strategic partner relationships with our suppliers, and to accelerate efficient growth via our partners.

Results of Operations

The following table summarizes the results of our operations for the six months ended March 31, 2026 and 2025, respectively, and provides information regarding the dollar and percentage increase or decrease during such periods.

	For The Six Months Ended March 31,
	2026		2025
	Amount	% of Revenues	Amount	% of Revenues
REVENUES	$1,883,254	100%	$346,013	100%
COST OF REVENUES	(1,110,774)	(59)%	(216,386)	(63)%
GROSS PROFIT	772,480	41%	129,627	37%
OPERATING EXPENSES
Selling expenses	(257,887)	(14)%	(100,558)	(29)%
General and administrative expenses	(2,047,803)	(109)%	(1,162,739)	(336)%
Research and development expenses	(341,420)	(18)%	(140,261)	(41)%
Total operating expenses	(2,647,110)	(141)%	(1,403,558)	(406)%
NET LOSS FROM OPERATIONS	(1,874,630)	(100)%	(1,273,931)	(369)%
OTHER INCOME, NET
Other income	44,152	2%	184	-
Other expense	(61,425)	(3)%	(6,711)	(2)%
Investment loss	(518,235)	(28)%	(457,242)	(132)%
Change in warrant liabilities	560,596	30%	-	-
Total other income (expense), net	25,088	1%	(463,769)	(134)%
NET LOSS BEFORE TAXES	(1,849,542)	(99)%	(1,737,700)	(503)%
Income tax expense	(19,655)	(1)%	-	-
NET LOSS	$(1,869,197)	(100)%	$(1,737,700)	(503)%

Comparison of Results of Operations for the Six Months Ended March 31, 2026 and 2025

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Revenues

The following table presents revenues by service categories for the six months ended March 31, 2026 and 2025, respectively:

	For the six months ended March 31,
	2026		2025		Variance
Service Category	Amount	% of revenues	Amount	% of revenues	Amount	%
Professional services	$1,751,139	93%	$229,665	66%	1,521,474	662%
Customized CRM system development service	825,457	44%	220,454	64%	605,003	274%
Additional function development service	21,935	1%	9,211	2%	12,724	138%
Data and workflow migration service	355,809	19%	-	-	355,809	100%
Staff outsourcing service	492,524	26%	-	-	492,524	100%
Operations and maintenance service	55,414	3%	-	-	55,414	100%
Subscription service	88,879	5%	97,128	28%	(8,249)	(8)%
Payment channel services and others	43,236	2%	19,220	6%	24,016	125%
Total revenues	1,883,254	100%	$346,013	100%	1,537,241	444%

Our total revenues increased by $1,537,241 or 444%, from $346,013 for the six months ended March 31, 2025, to $1,883,254 for the six months ended March 31, 2026, mainly because the Company completed the acquisition of Celnet’s results of operations following the completion of the Acquisition on October 29, 2025, together with the gradual growth from our customized CRM system development services. Revenue from professional services accounted for $1,751,139 or 93% of total revenues for the six months ended March 31, 2026, as compared to $229,665 or 66% for six months ended March 31, 2025. Revenue from subscription service accounted for $88,879 or 5% of total revenues for the six months ended March 31, 2026, as compared to $97,128 or 28% for six months ended March 31, 2025. Revenue from payment channel services and others accounted for $43,236 or 2% of total revenues for the six months ended March 31, 2026, as compared to $19,220 or 6% for six months ended March 31, 2025.

The professional services include customized CRM system development services, additional function development services, data and workflow migration service, staff outsourcing service and operations and maintenance service. Revenue from customized CRM system development services increased by $605,003 or 274% from $220,454 for the six months ended March 31, 2025, to $825,457 for the six months ended March 31, 2026. The increase was mainly due to the Company’s consolidation of Celnet and continue progressing the Customized CRM system development service. Revenue from the data and workflow migration service, staff outsourcing service and operations and maintenance service increased by $355,809 or 100%, $492,524 or 100%, and $55,414 or 100%, from nil, nil and nil for the six months ended March 31, 2025, to $355,809, $492,524, and $55,414 for the six months ended March 31, 2026, respectively.

Cost of revenues

The following table presents cost of revenue by service categories for the six months ended March 31, 2026 and 2025, respectively:

	For the six months ended March 31,
	2026		2025		Variance
Service Category	Amount	% of cost	Amount	% of cost	Amount	%
Professional services	$1,015,595	91%	$142,405	66%	$873,190	613%
Customized CRM system development service	552,797	50%	135,854	63%	416,943	307%
Additional function development service	16,611	1%	6,551	3%	10,060	154%
Data and workflow migration service	107,195	10%	-	-	107,195	100%
Staff outsourcing service	312,876	28%	-	-	312,876	100%
Operations and maintenance service	26,116	2%	-	-	26,116	100%
Subscription service	63,976	6%	70,812	33%	(6,836)	(10)%
Payment channel services and others	31,203	3%	3,169	1%	28,034	885%
Total cost	$1,110,774	100%	$216,386	100%	$894,388	413%

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Our service costs primarily include (1) labor costs (including salaries, social insurance and benefits) for employees involved with our operations and product support, (2) third-party service fees including cloud computing and data usage, (3) lease expense and (4) related costs of outsourcing contractor conducting system implementation and support services to customers. Cost of revenues for the six months ended March 31, 2026, was $1,110,774, an increase of $894,388, or 413%, from $216,386 for the six months ended March 31, 2025.

The following table shows information by different categories of services we provided for the six months ended March 31, 2026 in USD:

Service category	Professional services	Subscription service	Payment channel services and others	Total
Revenue	1,751,139	88,879	43,236	1,883,254
Cost of revenue	1,015,595	63,976	31,203	1,110,774
Gross profit	735,544	24,903	12,033	772,480
Gross margin	42%	28%	28%	41%

The following table shows information by different categories of services we provided for the six months ended March 31, 2025 in USD:

Service category	Professional services	Subscription service	Payment channel services and others	Total
Revenue	229,665	97,128	19,220	346,013
Cost of revenue	142,405	70,812	3,169	216,386
Gross profit	87,260	26,316	16,051	129,627
Gross margin	38%	27%	84%	37%

As a result of the foregoing, we had gross profits of $772,480 and $129,627 with gross margins of 41% and 37% for the six months ended March 31, 2026 and 2025, respectively. Gross profit increased by 496%, and gross margin increased from 37% to 41%. The gross margin has been and will continue to be affected by a number of factors, mainly due to the Company’s acquisition of Celnet and also some other factors, including the timing and extent of our investments in our operation, our ability to manage server costs, the ability to manage the usage of third-party software and the extent to which we periodically choose to pass on the cost savings from lower pricing and higher utilization to our customers in the form of lower prices as well as our efforts to drive greater usage of our products through attractive pricing and improve the serviceability of our PaaS platform by developing more customers.

Selling expenses

Our selling expenses increased by $157,329 or 156% from $100,558 for the six months ended March 31, 2025 to $257,887 for the six months ended March 31, 2026.

The increase was mainly due to the selling expenses incurred in Celnet of $207,397 and the amortization of customer relationship of $39,300, which was due to the acquisition of Celnet.

General and administrative expenses

Our general and administrative expenses increased by $885,064 or 76%, from $1,162,739 for the six months ended March 31, 2025 to $2,047,803 for the six months ended March 31, 2026.

The increase for the six months ended March 31, 2026 was primarily due to the general and administrative expenses incurred in Celnet of $245,988 and the share-based compensation related to the shares issued to external consultants in exchange for professional services provided in the past of $644,000.

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Research and development expenses

Research and development costs for the six months ended March 31, 2026 of $341,420 increased by $201,159, or 143%, compared to $140,261 for the six months ended March 31, 2025. The increase was primarily attributed to increased investment in AI-related development and higher salaries for research and development personnel for the six months ended March 31, 2026 compared to the six months ended March 31, 2025.

Other income

Other income primarily arises from the interest income of bank deposits and government grants. Other income increased by $43,968, to $44,152 for the six months ended March 31, 2026, from $184 for the six months ended March 31, 2025.

Other expense

Other expense primarily arises from the interest expense of bank loans. Other expense increased by $54,714, or 815%, to $61,425 for the six months ended March 31, 2026, from $6,711 for the six months ended March 31, 2025.

Loss from Investments

Loss from investment primarily arises from the loss from short-term investments in wealth management product with underlying in equity stocks listed in global capital markets and other equity and monetary market products. For the six months ended March 31, 2026 and 2025, the loss from investment was $518,235 and $457,242, respectively.

Change in fair value of warrant liabilities

The change in fair value of warrant liabilities was due to fluctuations in the fair value of warrants issued by the Company. For the six months ended March 31, 2026 and 2025, the fair value changes of these warrants were a gain of $560,596 and nil, respectively.

Net loss

As a result of the foregoing, we reported a net loss of $1,869,197 for the six months ended March 31, 2026, compared to a net loss of $1,737,700 for the six months ended March 31, 2025.

B. Liquidity and Capital Resources

Cash Flows and Working Capital

The Company has incurred recurring net cash outflows in operating activities since inception and has funded its operations primarily from public offerings. The Company had an accumulated deficit of approximately $27.0 million and $25.1 million as of March 31, 2026 and September 30, 2025, respectively. The Company had net losses of approximately $1.9 million and $1.7 million for the six months ended March 31, 2026 and 2025, respectively.

For the year ended September 30, 2025, net proceeds from the IPO, September 2025 Public Offering and the exercise of total Series A Warrants and Series B Warrants were $9.1 million, $5.3 million and $4.5 million, respectively.

As of March 31, 2026, the Company had approximately $4.6 million of unrestricted cash. In addition, the Company will need to maintain its operating costs at a level through strict cost control and budget to ensure operating costs are minimized and will not exceed such aforementioned sources of funds to continue as a going concern for a period within 12 months after the issuance of its unaudited condensed consolidated financial statements.

The Company believes that available cash, together with the efforts from aforementioned management plan and actions will be sufficient to support its continuous operations and to meet its payment obligations when liabilities fall due within the next twelve months from the date of issuance of these unaudited condensed consolidated financial statements. As a result, no substantial doubt about the Company’s ability to continue as a going concern existed as of March 31, 2026.

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Cash Flows for the Six Months ended March 31, 2026, compared to the Six Months ended March 31, 2025

The following table summarizes our cash flows for the six months ended March 31, 2026 and 2025:

	For the six months ended March 31,
	2026	2025
Net cash used in operating activities	$(1,213,435)	$(2,256,696)
Net cash used in investing activities	(4,181,468)	(3,440,000)
Net cash provided by financing activities	86,935	7,237,621
Effect of foreign exchange rate on cash	(51,199)	76,811
Net (decrease) increase in cash and restricted cash	$(5,359,167)	$1,617,736

Operating Activities

Net cash used in operating activities was $1,213,435 for the six months ended March 31, 2026, as compared to $2,256,696 net cash used in operating activities for the six months ended March 31, 2025.

The net cash used in operating activities for the six months ended March 31, 2026, reflects our net loss of $1,869,197, adjusted primarily for the change in fair value of warrant liabilities of $560,596, an increase in contract assets of $266,686, a decrease in payroll payable and accrued expenses and other current liabilities of $176,530 and $140,633, respectively, partially offset by realized loss on investments of $518,235, share-based compensation of $644,000 and a decrease in accounts receivable of $342,521 and an increase in contract liabilities of $114,636.

The net cash used in operating activities for the six months ended March 31, 2025, reflects our net loss of $1,737,700 and a decrease in payroll payable and contract liabilities of $250,368 and $206,570, respectively.

Investing Activities

Net cash used in investing activities was $4,181,468 for the six months ended March 31, 2026, as compared to $3,440,000 net cash used in investing activities for the six months ended March 31, 2025.

The net cash used in investing activities for the six months ended March 31, 2026, was primarily attributable to the prepayment for purchase of property of $2,969,213, purchase of short-term investments of 619,031, a loan of $500,000 to a non-related party and $155,497 paid for the acquisition of subsidiaries, net of cash acquired.

The net cash used in investing activities for the six months ended March 31, 2025 was mainly attributable to the purchase of short-term investments.

Financing Activities

Net cash provided by financing activities was $86,935 for the six months ended March 31, 2026, as compared to $7,237,621 net cash provided by financing activities for the six months ended March 31, 2025.

For the six months ended March 31, 2026, we obtained a loan from a related party and proceeds from short-term bank loans of $282,613 and $285,467, partially offset by repayment to a related party of $141,260, repayment of short-term bank loans of $324,006 and repayment of long-term bank loans of $15,881.

For the six months ended March 31, 2025, we obtained proceeds from the IPO of $10,350,000, partially offset by the payment of offering cost of $2,133,785 and repayment to related parties of $978,594, respectively.

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Contractual Obligations

We have commitments arising in the ordinary course of business, including contractual arrangements with various vendors, service providers, and other counterparties. As of March 31, 2026, we did not have any material commitments or contractual obligations requiring disclosure in these unaudited condensed consolidated financial statements.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity (deficit) or that are not reflected in our unaudited condensed consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Contingencies

During the ordinary course of business, the Company may become subject to legal proceedings, claims and litigation. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. If the Company determines that it is probable that a loss has been incurred and the amount is reasonably estimable, the Company will record a liability.

As of March 31, 2026, the Company is involved in three separate legal cases with one former employee.

Labor Arbitration Claim (Case 1)

In July 2024, the Company became subject to a labor arbitration claim. In connection with this matter, certain funds totaling $25,077 (RMB 172,980) were restricted by the court. On August 19, 2026, the labor arbitration claim was resolved following a second-instance court judgment. The Company shall pay 1) difference in wages amounting to $9,270 (RMB63,941) between February 1, 2024 and June 30, 2024, 2) discrepancy in 2022 year-end bonus of $3,458 (RMB23,850), and 3) the 2023 year-end bonus of $5,219 (RMB36,000). The Company settled the related amounts on August 24, 2026.

Resolved Labor Dispute (Case 2)

In September 2025, a labor-related legal matter was resolved following a first-instance court judgment. Pursuant to the judgment, the Company was required to pay wage differentials for a specified period, together with an immaterial case filing fee. The Company settled the related amounts of approximately $7,703 (RMB 54,837) in October 2025.

Appealed Labor Dispute (Case 3)

In December 2025, a first-instance judgment was issued in connection with another labor dispute, requiring the Company to make a payment to the plaintiff. On May 22, 2026, the labor arbitration claim was resolved following a second-instance court judgment. The Company shall pay 1) a compensation of $21,311 (RMB147,000) for unlawful termination of the employment relationship, 2) pay the salary differential of $4,408 (RMB30,409), for the period from November 1, 2024 to January 3, 2025, 3) the year-end bonus of $5,219 (RMB36,000), and 4) the double-wage difference of $3,930 (RMB27,103) for failure to enter into a written labor contract. The Company settled the related amounts as of the date of this report.

As of March 31, 2026 and September 30, 2025, the Company’s accrued provision for its ongoing litigation matters was $52,532 and $24,459 respectively, which was recorded in accrued expenses and other current liabilities in its unaudited condensed consolidated financial statements. There was no further update as the date that the unaudited condensed consolidated financial statements are available to be issued.

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